Exhibit 99.5

POTASH CORPORATION OF SASKATCHEWAN INC.

PCS POTASH, LANIGAN DIVISION

NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

LANIGAN POTASH DEPOSIT (KLSA 001B),

SASKATCHEWAN, CANADA

FEBRUARY 25, 2015

POTASH CORPORATION OF SASKATCHEWAN INC.

POTASHCORP POTASH TECHNICAL SERVICES

500 – 122 FIRST AVENUE SOUTH

SASKATOON, SASKATCHEWAN, CANADA

S7K 7G3

QUALIFIED PERSON: MARK FRACCHIA, P. ENG

DATE AND SIGNATURE PAGE

The scientific and technical information included in this report has been prepared under the supervision of persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101. Mark Fracchia, P. Eng. is the qualified person who supervised the preparation of the information presented in this report and who verified the data disclosed herein.

/s/ “Mark Fracchia”

Signature	Mark Fracchia, P. Eng.
President, PCS Potash
Potash Corporation of Saskatchewan Inc.

Date	February 25, 2015

AUTHOR PAGE

The scientific and technical information included in this report has been prepared by, or under the supervision of, persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101.

Mark Fracchia, B. Sc., P. Eng. (APEGS Member # 04771)

-	President, PCS Potash, PotashCorp
-	B. Sc. (Chemical Engineering), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1978
-	with PotashCorp since 1984

is the qualified person who supervised the preparation of all information presented in this report and who verified the data disclosed herein. The team of persons who conducted the majority of the work presented in this report consists of:

Jennifer Braun, B. Sc., P.Geo. (APEGS Member # 16296)

-	Geologist, Earth Science, PotashCorp Technical Services
-	B. Sc. (Geology), University of Regina, Regina, Saskatchewan, Canada, 2008
-	with PotashCorp since 2013

Craig Funk, B. Sc., M.Sc., P. Eng., P.Geo. (APEGS Member # 16034)

-	Chief Geophysicist, Earth Science, PotashCorp Technical Services
-	B. Sc. (Geological Engineering – Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1989
-	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1992
-	with PotashCorp since 2008

Lisa MacKenzie, Cert. GIS

-	Mine Technician (GIS), Earth Science, PotashCorp Technical Services
-	Geographic Information Science for Resource Management Certificate, SIAST, Prince Albert, Saskatchewan, Canada, 2012
-	with PotashCorp since 2012

Jodi Olchowy, B. Sc., Cert. GIS, P.Geo. (APEGS Member # 14897)

-	Geologist, Earth Science, PotashCorp Technical Services
-	B. Sc. (Geology), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 2007
-	Geographic Information Science for Resource Management Certificate, SIAST, Prince Albert, Saskatchewan, Canada, 2010
-	with PotashCorp since 2010

Arnfinn Prugger, Ph. D., P. Geo. (APEGS Member # 09700)

-	Vice President Technical Services, PotashCorp
-	B. Sc. (Geological Engineering – Geophysics), Queen’s University, Kingston, Ontario, Canada, 1982

-	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1985

-	Ph. D. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1994
-	with PotashCorp since 1990

Tanner Soroka, B. Sc., P.Geo. (APEGS Member # 15635)

-	Geologist, Earth Science, PotashCorp Technical Services
-	B. Sc. (Geology), University of Regina, Regina, Saskatchewan, Canada, 2008
-	with PotashCorp since 2013

TABLE OF CONTENTS

TITLE PAGE

DATE AND SIGNATURE PAGE	2

AUTHOR PAGE	3

TABLE OF CONTENTS	5

LIST OF ILLUSTRATIONS	7

LIST OF TABLES	9

1.0 SUMMARY	10

2.0 INTRODUCTION	14

3.0 RELIANCE ON OTHER EXPERTS	15

4.0 PROPERTY DESCRIPTION AND LOCATION	15

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	20

6.0 HISTORY	23

7.0 GEOLOGICAL SETTING AND MINERALIZATION	24

8.0 DEPOSIT TYPE	26

9.0 EXPLORATION	29

9.1 OVERVIEW	29

10.0 DRILLING	34

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY	36

11.1 ANALYSIS OF EXPLORATION DATA	36

11.2 MEAN POTASH MINERAL-GRADE FROM IN-MINE SAMPLES	39

11.3 POTASH ORE-DENSITY FROM IN-MINE MINERAL-GRADE MEASUREMENTS	41

12.0 DATA VERIFICATION	44

12.1 ASSAY DATA	44

12.2 EXPLORATION DATA	45

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING	46

14.0 MINERAL RESOURCE ESTIMATES	46

14.1 DEFINITIONS OF MINERAL RESOURCE	46

14.2 LANIGAN DIVISION POTASH RESOURCE CALCULATIONS	48

15.0 MINERAL RESERVE ESTIMATES	52

15.1 DEFINITIONS OF MINERAL RESERVE	52

15.2 LANIGAN DIVISION POTASH RESERVE CALCULATIONS	53

16.0 MINING METHOD	56

16.1 MINING OPERATIONS	56

16.2 RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS	61

17.0 RECOVERY METHODS	62

18.0 PROJECT INFRASTRUCTURE	63

19.0 MARKET STUDIES AND CONTRACTS	64

20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	68

21.0 CAPITAL AND OPERATING COSTS	69

22.0 ECONOMIC ANALYSIS	69

22.1 FUNDAMENTALS	69

22.2 TAXES	70

23.0 ADJACENT PROPERTIES	70

24.0 OTHER RELEVANT DATA AND INFORMATION	73

25.0 INTERPRETATION AND CONCLUSIONS	73

26.0 RECOMMENDATIONS	73

27.0 REFERENCES	74

List of Illustrations

Figure 1: View of PotashCorp Lanigan surface potash plant, 2012	10

Figure 2: Actual finished potash products production from the Lanigan mine over the past 10 years (in million tonnes per year)	13

Figure 3: Map showing location of Canadian PotashCorp Divisions, including Lanigan	15

Figure 4: Map showing location of PotashCorp Lanigan Division (blue circle) relative to Saskatchewan subsurface potash mineralization (pink). PotashCorp Crown Mineral Leases in the province are in green and other companies’ Crown Mineral Leases are in red (Geological Atlas of Saskatchewan, 2015)	16

Figure 5: Map of the PotashCorp Lanigan Crown Mineral Lease (KLSA 001B), and Lanigan Unit Area #1. The approximate location of mill and shaft (blue circle) is marked	19

Figure 6: Aerial photo showing the PotashCorp Lanigan Potash Mine surface plant and TMA	21

Figure 7: Map showing infrastructure (towns, roads, and railways) near PotashCorp Lanigan Division (approximate surface location of mine marked with a blue circle)	22

Figure 8: Thickness of the Prairie Evaporite Formation and area of potash distribution within these salts (from Fuzesy, 1982)	24

Figure 9: Diagrammatic vertical section showing basic stratigraphy at Lanigan Division (modified from Fuzesy, 1982)	25

Figure 10: Schematic cross-section of the Prairie Evaporite Formation across southern Saskatchewan showing relative position of potash members. At Lanigan, potash is mined from the Patience Lake Potash Member, labeled “PLM” (from Fuzesy, 1982)	27

Figure 11: Type-section and geophysical logs of the Prairie Evaporite Formation showing both A Zone and B Zone mining horizons within the Patience Lake Potash Member (from Fuzesy, 1982)	28

Figure 12: Potash exploration at Lanigan (2D & 3D surface seismic and potash drillholes)	30

Figure 13: Seismic section from the Lanigan 2008 3D seismic data volume showing relative rock velocities of fast (red), slow (blue) and in between (white/pink). Vertical exaggeration is 500%. Sea Level (SL) is marked in metres and major geological units are labeled	32

Figure 14: Detail of seismic section from the Lanigan 3D seismic data volume. Actual mine room reflection is marked. Ground surface is at approximately +500m above Sea Level	33

Figure 15: Potash assay plot for PCS Lanigan 04-28-32-23-W2 indicating the best 3.7m (12’) grade for A Zone and the best 4.9m (16’) grade for B Zone potash intersections	37

Figure 16: Histogram of Lanigan A Zone potash ore grade from 876 in-mine samples (data from 2007 through 2014)	40

Figure 17: Histogram of Lanigan B Zone potash ore grade from 18,585 in-mine samples (data from 1999 through 2014)	41

Figure 18: Lanigan A Zone resource map with mine workings to December 2014	50

Figure 19: Lanigan B Zone resource map mine workings to December 2014	51

Figure 20: Lanigan reserve map with mine workings to December 2014	55

Figure 21: Typical stratigraphic section correlated with composite photos covering both the A Zone and B Zone production intervals. The clay seams used as marker seams for vertical positioning while mining are labeled in the photo	58

Figure 22: Actual mining, production and concentration ratio for the Lanigan mine over the past 10 years	60

Figure 23: Simplified flow diagram for potash flotation and crystallization milling methods used at Lanigan	62

Figure 24: Lanigan mill recovery rate over the past 10 years	63

Figure 25: PotashCorp potash sales, 2005 to 2014 in million tonnes / year (from PotashCorp Online Financial Reports)	65

Figure 26: PotashCorp potash net sales, 2005 to 2014 in million USD / year (from PotashCorp Online Financial Reports)	65

Figure 27: World potash production and demand for 2014 (from PotashCorp Online Reports)	66

Figure 28: World potash shipments and consumption, 2004 to 2014 (from PotashCorp Online Reports)	67

Figure 29: Historic annual average realized potash price in USD / tonne (from PotashCorp Online Reports)	70

Figure 30: Saskatchewan potash properties adjacent to PotashCorp Lanigan. Lanigan surface plant is marked with a blue circle (data from Geological Atlas of Saskatchewan, 2014)	72

List of Tables

Table 1: Potash reserves / resources for Lanigan Division to December 31, 2014	13

Table 2: A Zone and B Zone potash ore grade measured from drillhole core samples; zone thicknesses as indicated	35

Table 3: Assay values for potash grade plot in Figure 15	38

Table 4: Primary Potash Market Profile	66

1.0	SUMMARY

Potash Corporation of Saskatchewan Inc. (PCS, PotashCorp, or the Company) is the world’s largest integrated fertilizer and related industrial and feed products company. We produce the three primary plant nutrients: potash, phosphate and nitrogen. Our products serve customers on six continents. Our head office is in Saskatoon, Saskatchewan, Canada. We also have a corporate office in Northbrook, Illinois, USA and production facilities in Canada, the United States and Trinidad.

PotashCorp is a publicly traded Canadian corporation organized under the Canada Business Corporations Act with its common shares listed and traded on the Toronto and New York stock exchanges (symbol POT).

PotashCorp owns and operates a potash mine at Lanigan, Saskatchewan, Canada (PCS Potash Lanigan Division, or Lanigan mine). The PotashCorp Lanigan Crown Mineral Lease KLSA 001A was amended on September 4, 2014 to include certain lands from within Crown Exploration Permits KP 510 and KP 511, both held by Potash Corporation of Saskatchewan Inc. The amended Lease is named KLSA 001B. Production of potash from the Lanigan mine began in 1968.

Figure 1: View of PotashCorp Lanigan surface potash plant, 2012.

While the term potash refers to a wide variety of potassium-bearing minerals, in the Lanigan region of Saskatchewan the predominant potash mineralization is sylvinite, which is comprised mainly of the minerals sylvite (KCl / potassium-salt) and halite (NaCl / rock-salt), with minor amounts of water-insolubles. Carnallite (KCl · MgCl2 · 6H2O)

usually occurs in minor amounts at Lanigan; areas where carnallite layering is sporadically present are avoided through selective mining (i.e. identify and avoid cutting through these layers).

Fertilizer is concentrated KCl (i.e. greater than 95% pure KCl), however, ore-grade is traditionally reported on a %K2O equivalent basis. The “%K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from %K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

All conventional potash mines in Saskatchewan operate at 900m to 1200m below surface within 9m to 50m of the top of the Prairie Evaporite Formation. Over the scale of any typical Saskatchewan potash mine (i.e. approximately 40,000 hectares / 100,000 acres), potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. Underground mining is done using continuous boring machines; the mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982), and the Lanigan B Zone mining system is described in Gebhardt (1993).

Virtually all Lanigan underground mining rooms are in one of two potash mineralized zones (both within the same Patience Lake Potash Member) situated approximately 9m to 30m below the top of the host evaporite salt, the Prairie Evaporite Formation. The upper potash zone of the Patience Lake Potash Member is referred to as the A Zone (or Layer IV), while the lower potash zone is referred to as the B Zone (or Layer III). The A Zone and B Zone are separated by approximately 4m to 6m of tabular salt. Depth to the top of the main mineralized zones varies between 980m and 1050m, averaging approximately 1000m over most of the mining and exploration area. Mine workings are protected from aquifers in overlying formations by salt and potash beds along with salt plugged porosity in the overlying Dawson Bay Formation (a carbonate layer lying immediately above the potash hosting salt beds).

The Lanigan mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the stress-relief mining method in the A Zone and the long-room and pillar mining method in the B Zone. Currently, in any specific mining block, only one zone is mined (i.e. bi-level mining is not in practice). Historically, only the B Zone was mined at Lanigan. Mining in the A Zone began in 2007 and to date 3.674 million tonnes have been mined from this zone. Lanigan is the only conventional mine in Saskatchewan with extensive mining in both Patience Lake Member potash zones. The A Zone is the main potash mining seam at all conventional mines in the Saskatoon area: Mosaic Colonsay, PCS Allan, PCS Patience Lake, PCS Cory and Agrium Vanscoy. A different potash member, the Esterhazy Potash Member, is mined at Mosaic Esterhazy-K1, Mosaic Esterhazy-K2 and PCS Rocanville.

The potash seam with the highest grade in the A Zone at Lanigan is approximately 3.3m (11’) thick, while the potash seam with the highest grade in the B Zone is approximately 4.9m (16’) thick. However, the actual mining thickness in both zones is dictated by the height of the continuous boring machines used to mine the ore. In the A Zone, borers are 3.7m (12’) high with a single lift taken for a total cutting height of 3.7m (12’). In the B Zone, borers are 2.7m (9’) high and rooms are cut in two lifts for a total cutting height of 4.9m (16’). Selective mining is used in some areas to avoid cutting sporadic B Zone carnallite mineralization; in these areas, rooms are between 2.7m to 4.9m (9’ to 16’) thick. Mining systems used in both zones cut to a clay seam that is slightly above the high-grade mineralized zone in order to establish a safe and stable mine roof.

Continuous conveyor belts transport the ore from the mining face to the bottom of the production shaft. Conservative extraction ratios (never exceeding 45% in any mining block) are employed at Lanigan in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers. From the shaft-bottom, potash ore is hoisted approximately 1000m from the potash level through the vertical shaft to a surface mill. The production shaft also provides ventilation to underground workings; a second shaft from surface is used for service access, ventilation and second egress. Raw potash ore is processed and concentrated on surface, and finished potash products are sold and shipped to markets in North America and offshore.

Over the 46 year mine life, 181.284 million tonnes of potash ore have been mined and hoisted at Lanigan to produce 52.643 million tonnes of finished potash products (from startup in 1968 to December 31, 2014). The life-of-mine average concentration ratio (tonnes of raw-ore divided by tonnes of finished potash products) is 3.44 and the average extraction ratio over this time period is 26%.

Over the past three years (2012, 2013, and 2014), actual potash production at Lanigan can be summarized as follows:

-	18.631 million tonnes of ore mined and hoisted (6.210 million tonnes per year, on average);
-	5.569 million tonnes of concentrated finished potash products produced (1.856 million tonnes per year, on average);
-	Average mill-feed ore grade was 21.5% K20 equivalent;
-	Concentration ratio (ore mined / potash produced) was 3.34.

Actual finished potash products production at Lanigan for the last 10 years is shown in Figure 2. Potash reserves / resources for Lanigan Division, to December 31, 2014 are shown in Table 1.

Figure 2: Actual finished potash products production from the Lanigan mine over the past 10 years (in million tonnes per year).

Table 1: Potash reserves / resources for Lanigan Division to December 31, 2014.

Proven Mineral Reserves (millions of tonnes recoverable ore) - A Zone	0
Probable Mineral Reserves (millions of tonnes recoverable ore) - A Zone	142
Total Mineral Reserves (millions of tonnes recoverable ore) - A Zone	142
Average %K2O Equivalent (from in-mine samples) - A Zone	23.2%

Measured Potash Resource (millions of tonnes in-place) - A Zone	646
Indicated Potash Resource (millions of tonnes in-place) - A Zone	1,384
Inferred Potash Resource (millions of tonnes in-place) - A Zone	681

Proven Mineral Reserves (millions of tonnes recoverable ore) - B Zone	104
Probable Mineral Reserves (millions of tonnes recoverable ore) - B Zone	264
Total Mineral Reserves (millions of tonnes recoverable ore) - B Zone	368
Average %K2O Equivalent (from in-mine samples) - B Zone	20.4%

Measured Potash Resource (millions of tonnes in-place) - B Zone	1,881
Indicated Potash Resource (millions of tonnes in-place) - B Zone	1,868
Inferred Potash Resource (millions of tonnes in-place) - B Zone	920

Total Years of Remaining Mine Life	82

The average mineral grade of the A Zone potash reserve is 23.2% K20 equivalent; this is based on 876 in-mine samples. The average mineral grade of the B Zone potash reserve is 20.4% K20 equivalent; this is based on 18,585 in-mine samples.

Potash production in any given year at the Lanigan potash mine is a function of many variables; as such, actual production can vary dramatically from tonnages produced in previous years. The mineral reserve tonnage and historic average production from each zone are used to estimate remaining mine life. If the average mining rate seen over the past three years is sustained and if reserves remain unchanged, then the Lanigan mine life is 82 years from January 1, 2015.

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as: unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

2.0	INTRODUCTION

The purpose of this document is to give a formal reporting of potash mineral reserves and resources for PotashCorp Lanigan Division, and to provide a description of the method used to compute potash reserve and resource tonnages. Sources of geological and geotechnical information analysed from this study include:

-	Publicly available geological maps, reports and publications (listed in Section 27.0);
-	Internal reports on historic exploration drillholes;
-	Hydrogeological analysis conducted in historic exploration drillholes;
-	Geological studies conducted at the Lanigan mine over the past 46 years;

-	In-mine geophysical studies conducted at the Lanigan mine over the past 46 years;

-	Geotechnical studies conducted for the Lanigan mine over the past 46 years

-	2D surface seismic exploration data (approximately 806 line kilometres collected to date);

-	3D surface seismic exploration data (covering approximately 417 square kilometres to date).

All data and reports are archived at the PotashCorp Corporate Office in Saskatoon and at the Lanigan minesite. In addition, drillhole data (well-log data, drilling reports, drill-stem test results, etc.) are archived with the Saskatchewan Ministry of the Economy, Geodata Branch in Regina, Saskatchewan, Canada and surface seismic data (shot records and stack) are archived through an offsite commercial data storage service.

All geological and geophysical data and information presented in this report were personally reviewed and inspected by PotashCorp technical staff under the supervision of Mark Fracchia (P. Eng., Chemical Engineer, President, PCS Potash). Jennifer Braun (P. Geo.), Jodi Olchowy (P. Geo.) and Tanner Soroka (P. Geo.) conducted or were involved with geological studies and investigations at Lanigan, and Craig Funk (P. Eng., P. Geo.) and Arnfinn Prugger (P. Geo.) conducted or were involved with geophysical studies and investigations at Lanigan. Each of these authors visits the Lanigan potash minesite numerous times every year. As well, geological and geophysical data and information pertaining to the Lanigan mine are regularly presented to and discussed with technical and engineering staff from the Lanigan minesite.

All historic mining and mineral rights data and information presented in this report were personally reviewed and inspected by Lisa MacKenzie (GIS Cert.) and Jodi Olchowy (P. Geo.).

3.0	RELIANCE ON OTHER EXPERTS

Responsibility for the accuracy of the technical data presented in this report is assumed by the authors. Outside experts were not used in the preparation of this report.

4.0	PROPERTY DESCRIPTION AND LOCATION

The Lanigan mine is located in central Saskatchewan, approximately 100 kilometres east of the city of Saskatoon, Saskatchewan. The general location is shown on the map in Figure 3. Figure 4 is a more detailed map showing the location of Lanigan Division relative to the potash deposits in Saskatchewan.

Figure 3: Map showing location of Canadian PotashCorp Divisions, including Lanigan.

Figure 4: Map showing location of PotashCorp Lanigan Division (blue circle) relative to Saskatchewan subsurface potash mineralization (pink). PotashCorp Crown Mineral Leases in the province are in green and other companies’ Crown Mineral Leases are in red (Geological Atlas of Saskatchewan, 2015).

More precisely, the Lanigan #2 shaft collar is located at:

-	Latitude:	51 degrees 51 minutes 20.48 seconds North
-	Longitude:	105 degrees 12 minutes 34.79 seconds West
-	Elevation:	535.34 metres above mean Sea Level (SL)

-	Easting:	485560.306m
-	Northing:	5745008.726m
-	Elevation:	535.34 metres above mean Sea Level (SL)
-	Projection:	UTM
-	Datum:	NAD83
-	Zone:	13

The PotashCorp Lanigan Mineral Lease area (KLSA 001B) encompasses approximately 56,000 hectares (138,379 acres), as shown in Figure 5. Lands within KLSA 001B are mined pursuant to a Mineral Lease with the Province of Saskatchewan, Canada (the Crown). The Crown Lease is approved and issued by the Saskatchewan Ministry of the Economy. At Lanigan, PotashCorp has leased potash mineral rights for 38,051 hectares (94,026 acres) of Crown Land and owns or has leased approximately 16,227 hectares (40,100 acres) of Freehold Land within KLSA 001B. The term of the Crown Lease is from date of issue on March 1, 2006 to February 28, 2027, with renewals after that (at the Company’s option) for 21 year periods. Freehold Lands also remain under lease providing that production is continuing and that there is a continuation of the Crown Lease.

Within the Lease area, 19,990 hectares (49,395 acres) are mined pursuant to a Unitization Agreement with all mineral rights holders (Crown as well as Freehold) within the Unit Area shown in Figure 5. When underground workings of a potash mine are designed, there are inevitably regions that are mined with higher mining extraction (e.g. production panels) and other regions where mining extraction is lower (e.g. conveyor-belt development rooms). In order to treat mineral rights holders in both low-extraction and high-extraction areas fairly, and to promote good mining practices, a Unitization Agreement is established for all potash mineral rights holders in a mining region. Under a Unitization Agreement, each mineral rights holder is paid a royalty based on their proportional share of the entire Unit Area regardless of whether or not their lands are mined. For example, if one mineral rights holder owns rights to 4,000 hectares within a 40,000 hectare Unit Area, they would be paid 10% of the total monthly royalty payout from that Unit Area. Lanigan Unit Area #1 (Figure 5) covers 19,990 hectares (49,395 acres) comprised of 10,897 hectares (26,926 acres) of Crown lands and 9,093 hectares (22,469 acres) of Freehold lands. At this time, the creation of a Lanigan Unit Area #2 Agreement is in progress.

PotashCorp owns 3,820 hectares (9,440 acres) of surface rights required for current Lanigan mine operations, including all areas covered by the existing surface plant and Tailings Management Area (TMA), and all surface lands required for anticipated future Lanigan mine and expanded milling operations.

In Saskatchewan, all potash tailings management activities are carried out under an Approval to Operate granted by the Saskatchewan Minister of Environment. The Lanigan mine is in compliance with all regulations stipulated by the Environmental Protection Branch of Saskatchewan Ministry of Environment (the provincial regulator). The current Lanigan Approval to Operate has been granted from January 30, 2012 through January 30, 2017, the renewal date.

At Lanigan, all permits required for the operation of a potash mine in Saskatchewan are in place.

Kilometres

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Figure 5: Map of the PotashCorp Lanigan Crown Mineral Lease (KLSA 001B), and Lanigan Unit Area #1. The approximate location of mill and shaft (blue circle) is marked.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Lanigan mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. All finished potash products are shipped by rail over existing railway. A detailed aerial photo showing the area around the Lanigan surface plant is shown in Figure 6.

The location of the Lanigan Potash Division with respect to the features described in this section (major road and rail infrastructure, as well as water bodies) is shown in Figure 7.

The Lanigan mine is served by a number of towns and villages within 50 kilometres of the minesite. The nearest cities are Humboldt (approximately 40km north of Lanigan) and Saskatoon (approximately 100km west of Lanigan). The topography is relatively flat, with gently rolling hills and occasional valleys. There are no rivers or other major watercourse channels near the Lanigan minesite. Existing high-voltage power-line feed and natural gas serves the Lanigan Division.

Climate at the Lanigan mine is typical for an in-land prairie location at latitude 52º North (often characterized as “mid-latitude steppe” climate).

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on land and disposal of excess salt brine from the milling operations into deep subsurface aquifers by means of salt-water disposal wells. The TMA currently covers an area of approximately 450 hectares (1,112 acres) of land owned by PotashCorp. The TMA is monitored according to industry-developed procedures approved by the Saskatchewan Ministry of Environment and listed in PotashCorp’s License to Operate for the Lanigan potash mine. PotashCorp stows salt tailings within a licensed TMA and operates two licensed brine disposal wells near the surface plant as shown in Figure 6. The operation of salt-water disposal wells is conducted pursuant to licenses granted by the Saskatchewan Ministry of Environment.

Lanigan Potash Surface Plant
Lanigan Tailings Management Area
Legend
Lanigan Disposal Wells
0
1
2 Kilometres

Figure 6: Aerial photo showing the PotashCorp Lanigan Potash Mine surface plant and TMA.

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Figure 7: Map showing infrastructure (towns, roads, and railways) near PotashCorp Lanigan Division (approximate surface location of mine marked with a blue circle).

6.0	HISTORY

Ten potash mines were brought into production in Saskatchewan, Canada in the period 1962 through 1970. No new potash mines have been constructed in the province since then. However, the Patience Lake mine, originally a conventional mine lost to flooding in 1988, has been operated as a solution mine since 1989. In addition, after nearly 50 years of production history, many potash mines have contracted or expanded production in response to the demand for potash. At present, eight of the ten operating mines are conventional underground mines, and two operate using solution mining methods.

Exploration drilling for potash in the Lanigan, Saskatchewan area was carried out in the 1950s and 1960s. The Lanigan mine was built by a company named Alwinsal Potash of Canada Ltd., a consortium of German and French mining and fertilizer companies. Potash production began at Lanigan in 1968, and the mine has run on a continuous basis since then (other than during short-term shutdowns taken for inventory management purposes or occasional plant maintenance and construction work). Potash Corporation of Saskatchewan Inc. acquired the Lanigan mine in 1976.

Both flotation and crystallization methods are used at Lanigan to produce granular, standard and industrial grade potash for agriculture and industry. Debottlenecking and compaction expansion projects were completed at Lanigan in 2008. The current annual nameplate capacity at Lanigan is 3.8 million tonnes and the current annual operational capability is 2.2 million tonnes of concentrated finished potash products. Nameplate capacity includes, where applicable, previously idled capacity that could be brought into operation with capital investment (debottlenecking projects). Operational capability is the estimated annual achievable production level (estimated at beginning of year), not including any inventory-related shutdowns and unplanned downtime.

Amendments were made to the Mineral Lease KLSA 001A in September of 2014, and a new Mineral Lease, titled KLSA 001B, replaced the former. The changes to the Lease boundary have resulted in additional mineral resources at the Lanigan Division. The updated Lanigan Division mineral resource estimates are discussed in Section 14.2. The Lanigan Unit Area #1 Agreement is unchanged. At this time, the creation of a Lanigan Unit Area #2 Agreement is in progress.

7.0	GEOLOGICAL SETTING AND MINERALIZATION

Much of southern Saskatchewan is underlain by the Prairie Evaporite Formation, a layered sequence of salts and anhydrite which contains the Western world’s largest potash resource. The potash extracted from the predominantly sylvinite ore has its main use as a fertilizer. A map showing the extent of the potash deposits in Saskatchewan is shown in Figure 8.

Figure 8: Thickness of the Prairie Evaporite Formation and area of potash distribution within these salts (from Fuzesy, 1982).

The 100m to 200m thick Prairie Evaporite is overlain by approximately 500m of Devonian carbonates, followed by 350m of Cretaceous sandstone, siltstone and shales, which is covered by 150m of Pleistocene glacial tills to surface. The Prairie Evaporite is underlain by Devonian carbonates (Fuzesy, 1982). The Phanerozoic stratigraphy of Saskatchewan is remarkable in that units are flat-lying and relatively undisturbed over very large areas. A geological section showing Lanigan Division stratigraphy is shown in Figure 9.

553.2 m → ← 1815 ft.
500 m
CN TOWER
TORONTO
POTASH MINE
SASKATOON AREA
ground level
RECENT
TERTIARY ABSENT
CRETACEOUS
-500 m
JURASSIC
TRIASSIC
PERMIAN
CARBONIFEROUS
ABSENT
DEVONIAN
-1000 m
PRAIRIE
EVAPORITE
SILURIAN
ORDOVICIAN
-1500 m
CAMBRIAN
PRECAMBRIAN
gravel & till
sand
shale
potash
evaporite
carbonate

Figure 9: Diagrammatic vertical section showing basic stratigraphy at Lanigan Division (modified from Fuzesy, 1982).

Potash mineralization in this region of Saskatchewan is predominantly sylvinite, which is comprised mainly of the minerals sylvite (KCl / potassium-salt) and halite (NaCl / rock-salt), with minor amounts of water-insolubles. Carnallite (KCl · MgCl2 · 6H2O) usually occurs in minor amounts at Lanigan; areas where carnallite layering is sporadically present are avoided through selective mining (i.e. identify and avoid cutting through these layers).

Fertilizer is concentrated KCl (i.e. greater than 95% pure KCl), however, ore-grade is traditionally reported on a %K2O equivalent basis. The “%K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from %K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

8.0	DEPOSIT TYPE

There are three mineable Potash Members within the Prairie Evaporite of Saskatchewan: the Patience Lake Member, the Belle Plaine Member, and the Esterhazy Member. A geological section showing potash Members that occur in Saskatchewan is shown in Figure 10.

The Lanigan potash deposit lies within the Patience Lake Member of Prairie Evaporite Formation. There are two potash seams named A Zone and B Zone within this Member. The A Zone and B Zone potash intervals mined are approximately 3.7m (12’) and 4.9m (16’) thick, occurring near the top salts of the Prairie Evaporite Formation. The Belle Plaine Potash Member is present at Lanigan but is not economically mineable, while the Esterhazy Potash Member is poorly developed at Lanigan and not economically mineable. Potash mineralization in this area is flat-lying and continuous occurring at about 1000 metres depth below surface. Salt cover from the top of the A Zone mining horizon to overlying units is approximately 9 metres, and salt cover from the top of the B Zone mining horizon to overlying units is approximately 18 metres. Figure 11 shows the wireline log response to these zones and illustrates the general Patience Lake Potash Member stratigraphy at Lanigan.

Relatively thin interbeds or seams, referred to as clay seams in the potash industry, are an ever-present component of both the A Zone and the B Zone at the Lanigan mine. These seams, along with the clay or clay-like material disseminated throughout the rock, make up the water insoluble portion of the mineralized horizons as shown later in Table 2. The same sequences of clay seams can be correlated for many kilometres across the central Saskatchewan potash mining district, just as the potash mineralization zones shown in Figure 10.

Figure 10: Schematic cross-section of the Prairie Evaporite Formation across southern Saskatchewan showing relative position of potash members. At Lanigan, potash is mined from the Patience Lake Potash Member, labeled “PLM” (from Fuzesy, 1982).

Figure 11: Type-section and geophysical logs of the Prairie Evaporite Formation showing both A Zone and B Zone mining horizons within the Patience Lake Potash Member (from Fuzesy, 1982).

9.0	EXPLORATION

9.1	Overview

Before the Lanigan mine was established in 1968, all exploration consisted of drillholes from surface and analysis of core from these drillholes; drilling results are discussed in Section 10.0. A second phase of potash exploration, which included five drillholes, took place in 1981. Since then, there has been no potash exploration drilling at Lanigan.

The surface seismic exploration method is an excellent tool for mapping the top and bottom of the Prairie Evaporite salts, and has therefore become the main potash exploration tool in any existing Saskatchewan Potash Mineral Lease. Historically, 2D seismic and now the more accurate 3D seismic methods are used to map continuity and extent of potash beds in the predominantly flat-lying potash deposits. A map showing potash exploration coverage near Lanigan Division (drillholes, 2D and 3D seismic coverage) is shown in Figure 12.

Seismic data are relied upon to identify collapse structures that must be avoided in the process of mining since these structures can act as conduits for water. As a result, isolation pillars or mining buffer zones are left around these anomalous features. Although this practice reduces the overall mining extraction ratio, the risk of inflow to mine workings is significantly reduced.

35-25-W2
35-24-W2
35-23-W2
35-22-W2
35-21-W2
34-25-W2
34-24-W2
34-22-W2
34-21-W2
33-25-W2
33-24-W2
33-23-W2
33-21-W2
32-25-W2
32-24-W2
32-22-W2
32-21-W2
31-22-W2
31-21-W2
30-23-W2
Lanigan Crown Lease KLSA 001B
Lanigan 3D Seismic Footprint
Lanigan 2D Seismic Coverage
Lanigan Current Mine Plan
Drillhole
0 1 2 4 6 8 Kilometres

Figure 12: Potash exploration at Lanigan (2D & 3D surface seismic and potash drillholes).

A typical seismic section from the Lanigan area is shown in Figure 13. This is a fence section extracted from the “Lanigan 2008” 3D survey. A 5x vertical stretch has been applied to these data. The vertical scale is in metres relative to sea level (SL). The seismic section is “painted” with rock velocities computed from the seismic data: blues are slow (shales), reds are fast (carbonates), and pinks/whites are intermediate (sand, salt). Note that the reflectors at both top and bottom of the unit marked Prairie Evaporite (salt) are continuous. This indicates an undisturbed, flat-lying salt within which potash is likely to be found based on 46 years of mining experience at Lanigan.

Figure 14 is a detailed (zoomed-in) view of the data plotted in Figure 13. In this figure, mine elevations from the in-mine level survey are added into the seismic data volume; the seismic data were acquired in 2008 and the room plotted in the figure was cut before seismic acquisition.

Experience has shown that the potash mining zone is continuous when seismic data are undisturbed and flat-lying, as shown in Figure 13. Surface seismic data are generally collected three to five years in advance of mining. Any area recognized as seismically unusual is identified early, and mine plans are adjusted to avoid these regions.

Cretaceous Shales
+200m
Mannville Sands
0m (Sea Level)
-200m
Devonian Carbonates
-400m
Prairie Evaporite
-600m
Winnipegosis
Interlake Carbonates
-800m
Cambrian Sands
-1000m
Pre-Cambrian Basement
-1200m

Figure 13: Seismic section from the Lanigan 2008 3D seismic data volume showing relative rock velocities of fast (red), slow (blue) and in between (white/pink). Vertical exaggeration is 500%. Sea Level (SL) is marked in metres and major geological units are labeled.

+200m
0m (Sea Level)
-200m
Mine room reflection
-400m
-600m

Figure 14: Detail of seismic section from the Lanigan 3D seismic data volume. Actual mine room reflection is marked.
Ground surface is at approximately +500m above Sea Level.

10.0	DRILLING

The majority of the original Lanigan potash exploration drillholes were completed in the 1950s and 1960s. The primary objective of the early exploratory drilling was to sample the potash horizons to establish basic mining parameters, though, a single salt water disposal well required for production was completed during this time. As such, drillholes were roughly spaced throughout the original exploration area at intervals of approximately 1.6 to 4.8km (1 to 3 miles). Seismic surveys (2D) were done sparingly while the technology was being adapted for potash exploration, and therefore drillhole information was relied upon heavily to evaluate potash deposits. Drillholes would penetrate the evaporite section with a hydrocarbon based drilling mud (e.g. oil based or diesel fuel) to protect the potash mineralization from dissolution while coring. Core samples from the targeted potash intersections were split or quartered (i.e. cut with a masonry saw), crushed and analysed to establish potash grades. Basic geophysical well logs were acquired, and in many cases, drill stem tests were run on the Dawson Bay Formation to help assess mine inflow potential.

Drilling activity was limited at Lanigan during the 1970s. In 1973, a single exploration drillhole was completed, and subsequently in 1975 a second salt water disposal well was constructed.

In 1981, further exploration drilling was carried out at Lanigan as part of a mine expansion project. Five additional drillholes were completed, following similar drilling and sampling methodologies as the original 1950s and 1960s drillholes. Geophysical well logging technology had improved and therefore the log suites collected in the 1981 drill program were of better quality than those collected previously. A 2D seismic survey had been carried out prior to the 1981 drilling program. Two of the five drillholes completed in 1981 targeted seismic anomalies as part of a seismic data verification process. The anomalies were confirmed and areas around these drillholes were excluded from mine development.

Core sample assay results from these historical surface exploration drillholes are summarized in Table 2. Note that since Lanigan Division mined only the B Zone from 1968 to 2007, the A Zone was not initially considered a zone of interest for mining. As such, Lanigan A Zone core sample assay results have not been previously reported. Lanigan A Zone mining has since been proven successful, and is a significant component of the long-term future mine plan. Accordingly, historical core sample assay results have been re-compiled for the Lanigan A Zone mining horizon and are added to Table 2.

Table 2: A Zone and B Zone potash ore grade measured from drillhole core samples; zone thicknesses as indicated.

Location	Year Drilled	A Zone			B Zone
		Sylvinite Thick. (m)	%K20 Equiv.	%Water Insol.	Sylvinite Thick. (m)	% K20 Equiv.	%Water Insol.
04-29-32-22 W2	1959	-	*	*	-	*	*
04-07-33-22 W2	1981	3.66	22.80	4.15	-	*	*
13-18-33-22 W2	1960	3.66	26.29	7.10	4.72	22.84	8.15
01-29-33-22 W2	1955	3.66	27.68	6.00	5.49	*	*
03-26-32-23 W2	1981	3.66	20.59	6.21	4.57	18.80	7.17
04-28-32-23 W2	1981	3.66	25.67	*	4.94	25.59	6.88
08-02-33-23 W2	1960	3.66	26.93	7.10	7.59	15.73	5.25
08-03-33-23 W2	1973	-	*	*	-	*	*
12-04-33-23 W2	1960	3.66	26.53	6.54	4.76	24.61	5.80
12-04-33-23 W2	1961	-	*	*	-	*	*
13-11-33-23 W2	1959	3.66	21.17	9.65	4.16	26.85	5.50
12-16-33-23 W2	1960	3.66	23.87	8.40	4.31	25.89	4.20
01-20-33-23 W2	1975	-	*	*	5.96	22.40	5.60
09-22-33-23 W2	1960	3.66	29.45	5.69	5.04	25.15	6.80
16-25-33-23 W2	1981	-	*	*	-	*	*
09-26-33-23 W2	1959	3.66	27.33	2.24	4.51	25.18	6.60
04-28-33-23 W2	1958	3.66	25.87	2.13	4.85	25.75	6.30
02-30-33-23 W2	1960	-	*	*	-	*	*
13A-30-33-23 W2	1960	3.66	25.36	8.88	7.30	14.79	3.51
13-34-33-23 W2	1956	-	*	*	-	*	*
03-10-34-23 W2	1959	3.66	22.06	*	4.07	23.97	5.70
12-24-34-23 W2	1957	3.66	25.61	2.78	5.12	18.51	2.37
13-25-32-24 W2	1981	3.66	25.57	6.40	4.88	24.01	6.80
01-10-33-24 W2	1959	3.66	27.32	*	4.92	24.58	4.20
01-12-33-24 W2	1960	3.66	24.72	7.33	5.02	26.62	4.80
04-24-33-24 W2	1959	3.66	25.68	1.91	5.19	24.02	5.00
06-29-33-24 W2	1959	-	*	*	-	*	*
09-34-33-24 W2	1960	3.66	24.99	*	4.74	20.72	6.23
16-12-34-24 W2	1956	-	*	*	4.51	25.77	*
Average:		3.66	25.29	5.87	5.08	23.09	5.62

Italicized numbers from Robertson Associates 1976

* Assay sampling incomplete. Where the gamma ray log indicates a normal potash sequence, the sylvinite thickness is reported where able to do so (measured from the gamma ray log). In drillholes that intersected abnormal potash geology, a normal potash zone could not be picked given the limited data available and, therefore, the sylvinite thickness is not reported.

Due to the remarkably consistent mineralogy and continuity of the mining zone, as experienced through 46 years of mine production, no potash exploration drilling has been done at Lanigan since 1981. Instead, seismic surveying is now relied on to explore ahead of mine development. Where normal Prairie Evaporite sequences are mapped in the seismic data, potash beds have unfailingly been present. Although the presence of the potash itself is not directly detected by seismic mapping, there is a predictable seismic signature for a normal Prairie Evaporite sequence. This seismic signature has been ground-truthed through decades of potash mining. Localized, relatively small mine anomalies, not mapped in seismic data, do occur. When they do, they are dealt with in the normal course of mining, and extraction through these anomalous areas is minimized. Anomalies associated with water inflow potential, which are mapped in the seismic data, are avoided.

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Analysis of Exploration Data

Evaluation of the potash beds in the Lanigan area was initially completed by analysing core samples acquired through surface exploration drilling carried out in the 1950s and 1960s. A second phase of drilling associated with a mine expansion project occurred in 1981. The sampling and analytical methodologies used were considered consistent with standard procedures for potash exploration at these times.

Grade determination of a potash zone by drill core analysis is performed by selecting a continuous interval of core taken perpendicular through the mineralized beds. The cored potash beds are then subdivided into discreet but contiguous samples based on visible changes in the mineralization, although sometimes beds are sampled using a fixed sample length. Either way, individual samples are typically no more than about 30cm (1’) in length. Each segment of core is then split lengthwise using some type of rock or masonry saw and each half given a unique sample identification number. One half of the split core is then bagged, labeled, and sent to a laboratory for chemical analysis. The remaining half of the split core is placed back into the core box for future reference.

Some of the historical Lanigan potash samples remain stored at the Saskatchewan Subsurface Geological Laboratory in Regina, Saskatchewan, Canada. Most of these samples, however, have deteriorated substantially.

An assay plot for Lanigan drillhole 04-28-32-23-W2 is shown below in Figure 15. Similar assay data has been compiled for all historical Lanigan potash drillholes. The best 3.7m (12’) grade for A Zone potash intersected in each drillhole, as discussed in Section 10, is determined from assay values as shown in Figure 15. Likewise, this exercise is also done for determining the best 4.9m (16’) grade for the B Zone potash intersection. Table 3 lists the core sample assay data plotted in Figure 15.

Figure 15: Potash assay plot for PCS Lanigan 04-28-32-23-W2 indicating the best 3.7m (12’) grade for A Zone and the best 4.9m (16’) grade for B Zone potash intersections.

 Table 3: Assay values for potash grade plot in Figure 15.

PCS LANIGAN 04-28-32-23-W2 ASSAY VALUES
#	Depth (metres)		Interval Thick.	% K2O Total	% Water Insol.	% Carnallite
	From	To

20	1008.44	1008.79	0.35	25.19	1.44	0.62
21	1008.79	1009.07	0.28	25.70	3.17	0.65
3.66m (12’) A Zone Mining Interval Top of Zone: 1009.07m
22	1009.07	1009.28	0.21	21.20	13.53	0.83
23	1009.28	1009.52	0.24	29.88	15.22	0.91
24	1009.52	1009.78	0.26	29.10	4.54	0.70
25	1009.78	1010.02	0.24	26.92	6.21	0.73
26	1010.02	1010.25	0.23	21.29	7.89	0.75
27	1010.25	1010.51	0.26	27.95	1.10	0.59
28	1010.51	1010.70	0.19	32.16	2.43	0.63
29	1010.70	1010.90	0.20	33.66	3.36	0.64
30	1010.90	1011.07	0.17	32.55	2.32	0.64
31	1011.07	1011.27	0.20	17.70	18.58	1.02
32	1011.27	1011.45	0.18	35.68	1.42	0.61
33	1011.45	1011.76	0.31	27.86	1.61	0.61
34	1011.76	1012.00	0.24	20.08	1.27	0.59
35	1012.00	1012.25	0.25	25.55	3.91	0.65
36	1012.25	1012.48	0.23	26.26	8.48	0.74
37	1012.48	1012.66	0.18	7.69	29.24	3.85
38s	1012.66	1012.73	0.07	28.82	3.22	0.65
3.66m (12’) A Zone Mining Interval Base of Zone: 1012.73m
38s	1012.73	1012.95	0.220	28.82	3.22	0.65
39	1012.95	1013.16	0.210	5.17	1.22	0.59
3.66m (12’) A Zone Mining Interval Weighted Average				26.08	7.29	0.89

56	1017.25	1017.61	0.36	3.64	0.50	0.56
57	1017.61	1017.89	0.28	1.17	1.17	0.57
4.94m (16’) B Zone Mining Interval Top of Zone: 1017.89m
58	1017.89	1018.15	0.26	4.16	9.23	0.72
59	1018.15	1018.37	0.22	41.05	2.11	0.62
60	1018.37	1018.53	0.16	36.65	1.80	0.61
61	1018.53	1018.71	0.18	17.76	5.61	0.68
62	1018.71	1018.90	0.19	18.74	25.62	6.67
63	1018.90	1019.17	0.27	33.02	7.08	0.70
64	1019.17	1019.30	0.13	26.88	11.37	0.80
65	1019.30	1019.45	0.15	24.28	3.74	0.63
66	1019.45	1019.69	0.24	39.66	0.50	0.59
67	1019.69	1019.93	0.24	32.77	6.10	0.67
68	1019.93	1020.08	0.15	29.12	1.36	0.59
69	1020.08	1020.27	0.19	17.23	0.98	0.59
70	1020.27	1020.52	0.25	29.59	0.35	0.58
71	1020.52	1020.74	0.22	21.84	11.25	0.79
72	1020.74	1021.00	0.26	9.38	15.03	0.84
73	1021.00	1021.27	0.27	39.20	5.39	0.66
74	1021.27	1021.56	0.29	39.83	2.81	0.63
75	1021.56	1021.77	0.21	35.50	3.11	0.63
76	1021.77	1021.92	0.15	14.97	24.66	5.21
77	1021.92	1022.14	0.22	25.56	7.85	0.73
78	1022.14	1022.32	0.18	21.47	2.80	0.62
79	1022.32	1022.63	0.31	9.32	2.73	0.61
80	1022.63	1022.83	0.20	18.75	14.41	0.87
4.94m (16’) B Zone Mining Interval Base of Zone: 1022.83m
81	1022.83	1023.09	0.26	3.38	6.33	0.70
82	1023.09	1023.59	0.50	0.39	1.62	0.57
4.94m (~16’) B Zone Mining Interval Weighted Average				25.59	6.88	1.04

With regard to quality assurance for analytical results of mine samples, PotashCorp participates in the Saskatchewan Potash Producers Association (SPPA) Sample Exchange Program to monitor the accuracy of analytical procedures used in its labs. In the early 1970s, the SPPA initiated a round robin Sample Exchange Program. The purpose of this program was to assist the potash laboratories in developing a high level of confidence in analytical results. This program has continued up to the present and participants include all of the major Canadian potash mine site labs, the PotashCorp Pilot Plant lab, and an independent surveyor lab. The Sample Exchange Program provides the participants with three unknown potash samples for analysis four times per year. Results for the unknown sample analysis are correlated by an independent agency that distributes statistical analysis and a summary report to all participants. Completed SPPA samples can be used for control standards as required in QA/QC sections of standard analytical procedures.

The PotashCorp Pilot Plant is secured in the same way as modern office buildings are secured. Authorized personnel have access and visitors are accompanied by staff. No special security measures are taken beyond that. Currently, no external laboratory certification is held by the PCS Pilot Plant.

On occasion, product quality check samples are sent to the Saskatchewan Research Council (SRC), a fully certified analytical facility. The SRC geoanalytical laboratories are Standards Council of Canada Accredited, with the laboratory management system operated in accordance with ISO / IEC 17025:2005 (Can-P-4E), General Requirements of the Competence of Mineral Testing and Calibration Laboratories.

11.2	Mean Potash Mineral-Grade from In-Mine Samples

Due to the small number of surface drillholes at Lanigan, mineral grade information from in-mine grab samples are considered a better representation of potash grade.

For the Lanigan A Zone, in-mine grab samples are taken in approximately 50m (155’) intervals from the center room of newly mined development workings, and in approximately 23m (47’) intervals from the center room of production panels. Samples are collected routinely from every active underground A Zone borer. From the commencement of mining in the A Zone at Lanigan in 2007 to the end of 2014, 876 in-mine ore grade samples have been collected.

Figure 16 provides a grade distribution histogram of the in-mine grab sample assay results for the Lanigan A Zone mining horizon. The median ore grade for this family of in-mine samples is 23.9% K2O equivalent and the mean ore grade is 23.2% K2O equivalent. This is considered to be a more representative estimate of expected potash ore at Lanigan than the drilling results presented in Section 10.0, and is comparable to A Zone grades found at the PotashCorp Allan and PotashCorp Cory mines.

Figure 16: Histogram of Lanigan A Zone potash ore grade from 876 in-mine samples (data from 2007 through 2014).

For the Lanigan B Zone, in-mine grab samples are taken in approximately 60m (200’) intervals from every newly mined room. To the end of 2014, 18,585 of these in-mine ore samples have been collected. Figure 17 provides a grade distribution histogram of the in-mine grab sample assay results for the Lanigan B Zone mining horizon. The median ore grade for this family of in-mine samples is 20.8% K2O equivalent and the mean ore grade is 20.4% K2O equivalent. This is considered to be a more representative estimate of expected B Zone potash ore grades at Lanigan than the drilling results presented in Section 10.0.

In 2013, Lanigan modified its cutting practices in the B Zone to improve mine roof stability. This modification involved cutting on a higher, more stable clay seam (described in more detail in Section 16). The goal of improved mine roof stability was achieved, however, less potash and more salt is now being mined resulting in a slightly lower reported ore grade for B Zone.

Figure 17: Histogram of Lanigan B Zone potash ore grade from 18,585 in-mine samples (data from 1999 through 2014).

All samples were analysed in the Lanigan mill laboratory using analysis techniques that were up-to-date for the era in which the sample was collected. The Lanigan mill laboratory currently analyses routine in-mine grab samples for ore grade by x-ray fluorescence (XRF).

11.3	Potash Ore-Density from In-Mine Mineral-Grade Measurements

An estimate of in-situ bulk-rock density is used in all potash mineral reserve and resource tonnage calculations. A common approach for calculating potash tonnage is to determine the resource and reserve volumes to a certain degree of confidence, and then multiply these volumes by the estimated in-situ bulk-rock density in order to derive a tonnage.

However, establishing an accurate estimate of in-situ bulk-rock density is not an easy or trivial task. In some instances, drillhole log data can be used if accurate and properly-calibrated logs were acquired during exploration drilling. In practical terms, modern well logs tend to meet these criteria, but historic well logs (i.e. collected before the 1990s) do not. In Saskatchewan almost all potash exploration drilling took place in the 1950s and 1960s, before density logs were accurate and reliable.

Another approach is to use well defined mineral density values (i.e. values determined in a laboratory to a high degree of accuracy and published in reliable scientific journals) for the minerals which constitute potash rock, and then apply these densities to the bulk-rock in some way. Given that the density of each pure mineral is quantified and known, the only difficult aspect of this approach is determining what proportion of each mineral makes up the bulk-rock at a particular sample site. This is the methodology used here to determine an estimate of bulk-rock density for the Lanigan B Zone.

An obvious benefit of this approach is that a mean-value computed on the distribution shown in Figure 17 (18,585 sample points) has a much greater confidence interval than a mean-value computed from exploration drillholes.

The main mineralogical components of the ore zones of Saskatchewan’s Prairie Evaporite formation are:

-	Halite – NaCl
-	Sylvite – KCl
-	Carnallite – KCl · MgCl2 · 6H2O
-	Insolubles – quartz, anhydrite, dolomite and clay minerals

All PotashCorp Divisions measure and record the in-mine %K2O equivalent grade and insoluble content of the mined rock. In addition to this, Lanigan Division also measures the Mg content of the mined rock since carnallite can, at times, be a minor constituent of the B Zone ore if selective mining cannot be used in certain circumstances. From these chemical measurements, the in-situ bulk-rock density of the B Zone ore can then be calculated.

The composition and mineral density information for each mineral component used in the calculation is given below (from http://webmineral.com, 2014):

Halite – NaCl
-	Na	39.34%
-	Cl	60.66%
-	Oxide form Na2O	53.03%
-	Mineral density	2170kg/m3

Sylvite – KCl
-	K	52.45%
-	Cl	47.55%
-	Oxide form K2O	63.18%
-	Mineral density	1990kg/m3

Carnallite – KCl · MgCl2 · 6H2O

-	K	14.07%
-	Mg	8.75%
-	H	4.35%
-	Cl	38.28%
-	O	34.55%
-	Oxide form K2O	16.95%
-	Oxide form MgO	14.51%
-	Oxide form H2O	38.90%
-	Mineral density	1600kg/m3

Insolubles

-	Density (McEachern, 2008) - 2770kg/m3

Note that this estimate of the value for insoluble density is based on known densities of the constituent parts of the insoluble components of the mineralization (i.e. chlorite, illite, limestone-mud, dolomite-mud, anhydrite-mud, etc.), and the average occurrence of these insoluble components, which is known from mining over the life of mine to date. Assuming the lowest plausible density of insolubles known for Saskatchewan potash deposits of this nature, the effect upon overall bulk-rock ore density and reserve calculations would be negligible.

At Lanigan, selective mining is employed when carnallite is encountered in B Zone production mining. This is performed by taking only a single lift with the mining machine through the upper portion of the B Zone mining horizon, leaving the carnallite mineralization left in the floor un-mined. By using this mining method, carnallite can be effectively avoided and is, therefore, not a significant component of the ore stream. Thus, the computation of in-situ bulk-rock density when there is no carnallite present in the ore, as is the case for Lanigan B Zone, is as follows:

The mineral constituents of potash ore are halite, sylvite, and insolubles. The percent of halite is assumed to be:

%Halite = 100% - (%Sylvite + %Insolubles)

The estimated density of the bulk-potash raw-ore is then:

RHObulk-rock	=	(Halite density * %Halite)+(Sylvite density * %Sylvite)+(Insol. density * %Insol.)
	=	(2170*%Halite)+(1990*%Sylvite)+(2770*Insol.)

For 18,585 in-mine Lanigan B Zone samples:

%K20 Equivalent mean	=	20.35
%Magnesium mean	=	(0.0)
%Insolubles mean	=	4.88

Therefore raw-ore composition I s:

%Sylvite mean	=	32.22
%Carnallite mean	=	(0.0)
%Halite mean	=	62.90
%Insolubles mean	=	4.88

Applying this methodology and using these mean grade data gives a mean bulk-rock density for Lanigan potash of:

RHObulk-rock (Lanigan B Zone) = 2140kg/m3

This method is as accurate as the B Zone potash-grade measurements and mineral density estimates are.

To date, not enough A Zone mining has been carried out at Lanigan to permit the calculation of a proper in-situ bulk-rock potash density based solely on in-mine grade samples. A Zone mining has proven successful at Lanigan Division and takes place in several different geographic locations within the Mineral Lease. Therefore, it is likely that, in the future, enough in-mine samples will be available to support the calculation of an accurate in-situ bulk-rock density for A Zone potash ore. However, in the interim, Allan Division’s in-situ bulk-rock density for A Zone potash is used; this has been calculated using 5,573 in-mine samples from the Allan A Zone:

RHObulk-rock (Lanigan A Zone) = RHObulk-rock (Allan A Zone) = 2114kg/m3

This estimate is considered acceptable since both Allan A Zone and Lanigan A Zone are the same potash seam. Should the Lanigan A Zone bulk density change from the predicted value of 2114kg/m3, the later defined Lanigan A Zone mineral reserves and resources in Sections 14.2 and 15.2 will also change, albeit, insignificantly.

12.0	DATA VERIFICATION

12.1	Assay Data

Original drillhole ore grade assays (1950s and 1960s) were studied by independent consultant David S. Robertson and Associates (1976) and by PotashCorp in 1981. The original assay results for core samples from historical drillholes were taken as accurate in these studies, as there is no way to reliably re-analyse these samples. Most of the remaining samples in storage have long since deteriorated to the point where they are not usable. Assay results for the 1981 core samples have not been independently verified.

Ore grades of in-mine samples are measured in-house at the Lanigan mine laboratory by PotashCorp staff using modern, standard chemical analysis tools and procedures;

these results are not verified by an independent agency. However, check sampling through the SPPA program, discussed in Section 11.1, does occur.

It should be noted that assay results from historical drillholes match in-mine sample results reasonably well considering the dilution that does occur due to overcutting and undercutting the production zone (within < 3%). Lateral drillhole spacing is much greater than in-mine sampling which in itself is a validation of the methodology. Based on 46 years of mining experience at Lanigan, we consider historical in-mine assay results to be accurate, and an excellent basis for estimating potash grade in areas of future mining at Lanigan. The mean mineral grade of 23.2% K2O equivalent determined from 876 in-mine grab samples from A Zone and 20.4% K2O equivalent determined from 18,585 in-mine grab samples from B Zone is thought to provide the most accurate measurement of potash grade for the Lanigan mine.

12.2	Exploration Data

The purpose of any mineral exploration program is to determine the extent, continuity and grade of mineralization to a certain level of confidence and accuracy. For potash exploration it is important to minimize the amount of cross-formational drilling, since each drillhole is a potential conduit for subsurface groundwater into future mine workings. As such, a safety pillar is required around every surface drillhole which, in effect, sterilizes recoverable potash. Assay of physical samples (drillhole cores and/or in-mine samples) is the only way to gain information about mineral grade, but extent and continuity of mineralization are best determined from using data collected from geophysical surveys. Initial sampling and assaying of cores was done during exploration at Lanigan in the 1950s and 1960s and again in 1981. Methods were consistent with standard procedures for the times. The mine began production in 1968 and since then mineral grade information from in-mine grab samples has provided a better representation of potash grade at Lanigan.

This approach to potash sampling is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

To date surface seismic data at Lanigan have been collected, analysed, and verified by PotashCorp staff, at times in co-operation with an independent consultant. Ultimate responsibility for final analyses, including depth conversion (seismic depth migration) and the accuracy of these data, rests with PotashCorp qualified persons.

Data for the mineral reserve and mineral resource estimates for Lanigan mine reported in Sections 14.2 and 15.2 were verified by PotashCorp staff as follows:

-	Annual review of underground potash sample information (drillholes and in-mine ore samples);
-	Annual review of surface geophysical exploration results (3D and 2D seismic data);
-	Annual cross-checking of mined-tonnages reported by minesite technical staff with tonnages estimated from mine survey information; and

-	Annual cross-checking of reserve and resource computations carried out by senior mine technologists.

This approach to data verification of potash mineral grade and surface seismic information is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

At Lanigan potash ore has been mined and concentrated using flotation and crystallization methods to produce saleable quantities of high-grade finished potash products since 1968. Products include granular, standard and industrial grade potash for agriculture and industry.

Over the past three years, potash production at Lanigan was:

2012: 1.653 million tonnes finished potash products at 60.87% K2O (average grade)

2013: 2.241 million tonnes finished potash products at 60.83% K2O (average grade)

2014: 1.676 million tonnes finished potash products at 60.94% K2O (average grade)

Over the past decade actual mill recovery rates have been between 75.6% and 85.7%, averaging 81.8%.

Given this level of sustained production in a potash mine that has been operating since 1968, basic mineralogical processing and metallurgical testing of Lanigan potash is less pertinent. However, metallurgical testing geared towards fine-tuning and optimizing potash milling and concentrating processes is conducted on a continual basis at PotashCorp research facilities and minesites.

14.0	MINERAL RESOURCE ESTIMATES

14.1	Definitions of Mineral Resource

Mineral Resources are classified into three categories (e.g. Canadian Council of Geoscientists):

1)	An Inferred Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes”.

2)	An Indicated Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed”.

3)	A Measured Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow that appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity”.

In south-central Saskatchewan, where geological correlations are straightforward, and within a Potash Mineral Lease with an operating potash mine, potash mineral resource categories are generally characterized by the Company as follows:

1)

Inferred Potash Mineral Resource: areas of limited exploration, such as areas that have been investigated through regional geological studies, or areas with 2D regional surface seismic coverage, little or no drilling, and at some distance from underground workings, and still within the KLSA 001B (Lanigan) Mineral Lease area.

2)

Indicated Potash Mineral Resource: areas of sparse exploration, such as areas with 3D surface seismic coverage, little or no drilling, and at some distance from underground workings, and within the KLSA 001B (Lanigan) Mineral Lease area.

3)

Measured Potash Mineral Resource: areas of detailed, physical exploration through actual drilling or mine sampling, near existing underground workings, and within the KLSA 001B (Lanigan) Mineral Lease area.

With respect to mineral resources estimates, exploration drilling demonstrates the presence of the potash horizon, and seismic coverage shows the continuity of the Prairie Evaporite within which the potash horizon occurs.

In the time period since production began in 1968, only six surface potash exploration drillholes were drilled at Lanigan. Instead, most exploration involved collecting more and more surface seismic data, which got better in quality year by year. Along with this approach, analysis of in-mine samples for potash grade has provided us with actual observation-based understanding of the potash mineralized zone at Lanigan that is far superior to the level of understanding provided by any surface drilling based exploration program. We feel that our approach provides a body of information that guides and constrains our exploration inferences in a much better way than could be achieved from any conventional exploration investigation in areas immediately surrounding, and contiguous to, the Lanigan potash mine.

14.2	Lanigan Division Potash Resource Calculations

Exploration information used to infer and compute reported resource tonnages in Saskatchewan consists of sparse physical sampling (drillhole and in-mine) and surface seismic (2D and 3D) as discussed in earlier sections. Based on the definitions and guidelines in Section 14.1, each parcel of land for which PotashCorp holds mineral rights is first assigned to one of three resource categories dependent upon the degree of geological confidence.

In-place tonnes are calculated for each of the areas using the following parameters:

Mining Height (A Zone):	3.7 metres (12 feet)
Ore Density (A Zone):	2.114 tonnes / cubic metre

Mining Height (B Zone):	4.9 metres (16 feet)
Ore Density (B Zone):	2.140 tonnes / cubic metre

Using the methodology described in this section, the potash resources for Lanigan Division, to December 31, 2014 are as follows:

Lanigan A Zone Resource:

Inferred Resource	681	million tonnes
Indicated Resource	1,384	million tonnes
Measured Resource	646	million tonnes

Lanigan B Zone Resource:

Inferred Resource	920	million tonnes
Indicated Resource	1,868	million tonnes
Measured Resource	1,881	million tonnes

Total Resource for Lanigan (A Zone + B Zone):

Inferred Resource	1,601	million tonnes
Indicated Resource	3,252	million tonnes
Measured Resource	2,527	million tonnes

Maps showing Lanigan resources are plotted in Figure 18 (A Zone) and Figure 19 (B Zone).

The average mineral grade of the A Zone potash reserve is 23.2% K20 equivalent; this is based on 876 in-mine samples. The average mineral grade of the B Zone potash reserve is 20.4% K20 equivalent; this is based on 18,585 in-mine samples (Section 11.2). An observed grade consistency across extensive regional mining in the Lanigan area suggests that these grade results can reasonably be extrapolated to the reported mineral resources.

In a potash mine it is common practice to consider mining remnant pillar-mineralization using solution methods after conventional mining is complete, or after a mine is lost to flooding. The Patience Lake mine was successfully converted from a conventional mine to a solution mine after being lost to flooding in 1989. Since conversion to a solution mine is not anticipated in the near future at Lanigan, in-place pillar mineralization is listed as an in-place Resource rather than a recoverable Reserve at this time.

The tonnage reported for the A Zone Measured Resource is comprised of the potash that remains in-place in the later defined A Zone Reserve (see Section 15.2). In other words, the A Zone Measured Resource is the potash that is left behind as pillars in the areas of the Lanigan mine where A Zone mining has taken place.

Similarly, the tonnage reported for the B Zone Measured Resource is comprised of the potash that remains in-place in the later defined B Zone Reserve (see Section 15.2). The B Zone Measured Resource is the potash that is left behind as pillars in the areas of the Lanigan mine where B Zone mining has taken place.

N
W
E
S
Lanigan: A Zone Resource
Lanigan Drillholes
Lanigan 2014 Year End Mine Plan
Lanigan Lease KLSA 001B
Measured Resource - A Zone
Indicated Resource - A Zone
Inferred Resource - A Zone
Unsecured Lands
0 1 2 4 6 8 10
Kilometres

Figure 18: Lanigan A Zone resource map with mine workings to December 2014.

N
W
E
S
Lanigan: B Zone Resource
Lanigan Drillholes
Lanigan 2014 Year End Mine Plan
Lanigan Lease KLSA 001B
Measured Resource - B Zone
Indicated Resource - B Zone
Inferred Resource - B Zone
Unsecured Lands
0 1 2 4 6 8 10
Kilometres

Figure 19: Lanigan B Zone resource map mine workings to December 2014.

15.0	MINERAL RESERVE ESTIMATES

15.1	Definitions of Mineral Reserve

The CIM standard definition of a Mineral Reserve is the economically mineable part of a Measured or Indicated mineral resource. Mineral Reserves are classified into two categories,

1)	A Probable Mineral Reserve is defined as (CIM, 2010)

“the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified”.

2)	A Proven Mineral Reserve is defined as (CIM, 2010)

“the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified”.

For Saskatchewan, in regions adjacent and contiguous to an operating potash mine, potash mineral reserve categories are characterized by the Company as follows:

1)

Probable Potash Reserve: identified in-place potash mineralization classified as a Measured Resource, within a 1 mile radius of a sampled mine entry or exploration drillhole, and within the KLSA 001B (Lanigan) Mineral Lease area.

2)

Proven Potash Reserve: identified in-place potash mineralization classified as a Measured Resource, delineated on at least two sides by sampled mined entries or exploration drillholes to a maximum of 2 miles apart, and within the KLSA 001B (Lanigan) Mineral Lease area.

15.2	Lanigan Division Potash Reserve Calculations

Based on the definitions and guidelines in Sections 14.1 and 15.1, each parcel of land for which PotashCorp holds mineral rights is first assigned to one of three resource categories (dependent on degree of geological confidence). After this, areas with 3D surface seismic indicating a continuous Prairie Evaporite, and within one mile of a physical sample are assigned to one of two reserve categories. In-place tonnes are calculated for each of the areas using parameters set out in Section 14.2 above.

Over the 46 year mine life, 181.284 million tonnes of potash ore have been mined and hoisted at Lanigan to produce 52.643 million tonnes of finished potash products (from startup in 1968 to December 31, 2014). The average extraction ratio over this time period is 26%. Until recent years, the majority of this tonnage was mined from the B Zone or the lower mining seam at Lanigan. Mining in the A Zone or the upper seam, began in 2007, and to date 3.674 million of the 181.284 million tonnes reported have been mined from A Zone. Lanigan is the only mine in Saskatchewan with extensive mining in both potash zones within the Patience Lake Member.

The historic extraction ratio for Lanigan was derived using the following steps:

1.	Measure the areal coverage over all mined-out areas.
2.	Multiply this area by mining height and ore density to give in-place tonnes in the mined-out area.
3.	Divide the reported mined tonnage for the life-of-mine by this in-place tonnage over all mined out areas.

The measured historic extraction ratio of 26% is based on B Zone mining at Lanigan, and is used to compute mineable B Zone reserves at Lanigan. Proven Reserve for B Zone can be calculated with confidence due to a reliable extraction ratio calculation derived from 46 years of mining and the resultant large lateral extent of mine workings. Reserves are reported as recoverable ore. When enough mining has occurred in the A Zone to confidently compute a representative extraction ratio, portions of the A Zone Probable Reserve (which currently assumes an extraction ratio of 26%) will be upgraded to A Zone Proven Reserve.

Using the methodology described in this section, the potash reserves for Lanigan Division, to December 31, 2014 are as follows:

Lanigan A Zone Reserve:

Probable Reserve		142	million tonnes
Proven Reserve		0	million tonnes
Total Reserve (Proven + Probable)	=	142	million tonnes

Lanigan B Zone Reserve:

Probable Reserve		264	million tonnes
Proven Reserve		104	million tonnes
Total Reserve (Proven + Probable)	=	368	million tonnes

Total Reserve for Lanigan (A Zone + B Zone):

Probable Reserve		406	million tonnes
Proven Reserve		104	million tonnes
Total Reserve (Proven + Probable)	=	510	million tonnes

Lanigan A Zone and B Zone reserves are plotted in Figure 20.

The average mineral grade of the A Zone potash reserve is 23.2% K20 equivalent; this is based on 876 in-mine samples. The average mineral grade of the B Zone potash reserve is 20.4% K20 equivalent; this is based on 18,585 in-mine samples (Section 11.2).

Mineral reserves are reported as recoverable ore (i.e. in-place mineralization multiplied by extraction ratio), whereas the mineral resources reported in Section 14.2 are reported as in-place mineralization. Mineral resources are exclusive of mineral reserves. All tonnages reported in Section 14.2 and Section 15.2 are owned or leased by PotashCorp, and are contained within the extent of Lanigan Potash Mineral Lease KLSA 001B.

N
W
E
S
Lanigan: Total Reserve
Lanigan Drillholes
Lanigan 2014 Year End Mine Plan
Lanigan Lease KLSA 001B
Proven Reserve - B Zone
Probable Reserve - A Zone
Probable Reserve - B Zone
Unsecured Lands
0 1 2 4 6 8 10
Kilometres

Figure 20: Lanigan reserve map with mine workings to December 2014.

16.0	MINING METHOD

16.1	Mining Operations

All conventional potash mines in Saskatchewan operate at 900m to 1200m below surface within 9m to 50m of the top of the Prairie Evaporite Formation. Over the scale of any typical Saskatchewan potash mine (i.e. approximately 40,000 hectares / 100,000 acres), potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. At Lanigan, potash ore is mined using conventional mining methods, whereby:

-	Shafts are sunk to the potash ore body;
-	Continuous mining machines cut out the ore, which is hoisted to surface through the shafts;
-	Raw-potash is processed and concentrated in a mill on surface; and
-	Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

The mine has run on a continuous basis since the first ore was hoisted in 1968 (other than short-term shutdowns taken for inventory management purposes or occasional plant maintenance and construction work).

Virtually all Lanigan underground mining rooms are in one of two potash mineralized zones (both within the same Patience Lake Potash Member) situated approximately 9m to 30m below the top of the host evaporite salt, the Prairie Evaporite Formation. The upper potash zone of the Patience Lake Potash Member is referred to as the A Zone, while the lower potash zone is referred to as the B Zone. The A Zone and B Zone are separated by approximately 4m to 6m of tabular salt. Depth to the top of the main mineralized zones varies between 980m and 1050m, averaging approximately 1000m over most of the mining and exploration area. Mine workings are protected from aquifers in overlying formations by salt and potash beds along with salt plugged porosity in the overlying Dawson Bay Formation (a carbonate layer lying immediately above potash hosting salt beds).

The Lanigan mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the stress-relief mining method in the A Zone and the long-room and pillar mining method in the B Zone. Currently, in any specific mining block, only one zone is mined (i.e. bi-level mining is not in practice). Continuous conveyor belts transport ore from the mining face to the bottom of the production shaft in both zones. Mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982), and the Lanigan B Zone mining system is described in Gebhardt (1993).

Conservative extraction ratios (never exceeding 45% in any mining block) are employed at Lanigan in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers. From the shaft-bottom, potash ore is hoisted approximately 1000m from the potash level through the vertical shaft to a surface mill. The production shaft also provides ventilation to underground workings; a second shaft from surface is used for service access, ventilation and second egress.

Historically, only the deeper potash mineralized zone (B Zone) was mined at Lanigan. Mining in the upper seam (A Zone) began in 2007; to date 3.674 million tonnes have been mined from the A Zone. Lanigan is the only mine in Saskatchewan with extensive mining in both potash zones within the Patience Lake Member. A Zone is the main potash mining seam at all conventional mines in the Saskatoon area (west of Lanigan): Vanscoy, Cory, Patience Lake, Allan, and Colonsay. A different potash mineralized zone, the Esterhazy Member, is mined at Esterhazy-K1, Esterhazy-K2 and Rocanville (which are all east of Lanigan).

Relatively thin interbeds or seams, referred to as clay seams in the potash industry, are an ever-present component of both the A Zone and the B Zone. At Lanigan, particular sequences of clay seams mark the top of the A Zone and the B Zone mining horizons, as illustrated in Figure 21. These seams are referred to as marker seams and are used to guide the vertical positioning of the mining machine. The uppermost portion of the sequence in both the A Zone and B Zone is maintained at the top of the mining-cut to keep the mining room “on grade”.

Cutting too high above this upper seam or top marker can result in dilution in the B Zone, as halite (rather than sylvinite) immediately overlies the production zone. Nonetheless, in practice, the top marker seam is slightly overcut (up to 10cm) to prevent an unstable roof condition from being created. The clay seams are often planes of weakness and if they are undercut, material immediately below the clay seams tends to separate and fall. Since this condition is unacceptable, mine rooms affected in this way must be secured or worked around, thus slowing production. The moderately diluted mineral grade that results from the overcutting is preferable from a safety point of view.

In order to obtain this most stable roof condition, while at the same time, maintaining a sufficiently high grade of ore, mining intervals are typically fixed in both mining zones. The A Zone mining interval is fixed at 3.7m (12’). The ore is only extracted in one lift in this zone. The 3.7m (12’) mining height also allows for comfortable working headroom and efficient extraction of potash ore. The thickness of the B Zone mining horizon varies somewhat and there is some flexibility in the thickness of the sylvinite ore that is extracted there. Most of the production mining machines have a fixed mining height of 2.7m (9’). In a normal production room, ore is extracted in two lifts to a maximum thickness of about 4.9m (16’). Carnallite does sometimes occur in minor amounts in the basal part of the B Zone. Carnallite is an undesirable mill feed material. If carnallite is detected in the first lift of a production room in the B Zone, it is left in the floor (i.e. a second lift is not cut). Carnallite is found in trace amounts in the A Zone; however, due to its low occurrence mining practices remain unchanged when it is encountered.

The potash seam with the highest grade in the A Zone at Lanigan is approximately 3.3m (11’) thick, while the potash seam with the highest grade in the B Zone is approximately 4.9m (16’) thick. However, the actual mining thickness in both zones is dictated by the height of the continuous boring machines used to mine the ore. In the A Zone, borers are 3.7m (12’) high with a single lift taken for a total cutting height of 3.7m (12’). In the B Zone, borers are 2.7m (9’) high and rooms are cut in two lifts for a total cutting height of 4.9m (16’). Selective mining is used in some areas to avoid cutting sporadic B Zone carnallite mineralization; in these areas, rooms are between 2.7m to 4.9m (9’ to 16’) thick. Mining systems used in both zones cut to a clay seam that is slightly above the high-grade mineralized zone in order to establish a safe and stable mine roof.

Figure 21: Typical stratigraphic section correlated with composite photos covering both the A Zone and B Zone production intervals. The clay seams used as marker seams for vertical positioning while mining are labeled in the photo.

Over the 46 year mine life, 181.284 million tonnes of potash ore have been mined and hoisted at Lanigan to produce 52.643 million tonnes of finished potash products (from startup in 1968 to December 31, 2014). The life-of-mine average concentration ratio (tonnes of raw-ore divided by tonnes of finished potash products) is 3.44 and average extraction ratio over this time period is 26%.

As of January 1, 2015 annual nameplate capacity for Lanigan is 3.8 million tonnes and annual operational capability is 2.2 million tonnes of finished potash products (concentrated KCl). Nameplate capacity includes, where applicable, previously idled capacity that could be brought into operation with capital investment (debottlenecking projects). Operational capability is the estimated annual achievable production level (estimated at beginning of year), not including any inventory-related shutdowns and unplanned downtime.

Actual potash production tonnages for the Lanigan mine, along with concentration ratios (tonnes-mined / tonnes-product), are plotted for the past decade in Figure 22.

Lanigan
Mined Tonnes / Year (MT)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Lanigan
Finished Potash Products / Year (MT)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Lanigan
Concentration Ratio / Year
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Figure 22: Actual mining, production and concentration ratio for the Lanigan mine over the past 10 years.

16.2	Risks to Potash Mining Operations, with Emphasis on Water Inflows

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

Potash beds in all regions of Saskatchewan are overlain by a number of water-bearing formations, and there are water zones in the footwall as well. A water inflow into mine workings is generally significant in a potash mine since salt dissolves in water; an inflow can lead to anything from increased costs at best to closure of the mine at worst (e.g. see Prugger and Prugger, 1991).

Over the past 46 years of mining at Lanigan there have been numerous small brine inflows into underground workings. Analysis of water chemistry and stable isotope composition shows that these brines are from connate pockets of ancient, saturated brine trapped in the Prairie Evaporite. These historical seepages have generally proven to be no more than a minor nuisance to underground operations.

More recently, during the summer of 2012, a minor inflow was detected in underground workings at Lanigan. At present, the inflow is estimated at approximately 325 litres / minute (approximately 85 US gallons / minute). Since it was discovered, work to fully characterize and manage this inflow has been focused and sustained, and is ongoing. To date, this inflow has had no impact on Lanigan potash production.

Inflow into each existing shaft at Lanigan, which were both designed to be water-tight, is estimated at nil (i.e. not measurable).

17.0	RECOVERY METHODS

At Lanigan, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1968. Products include granular, standard and industrial grade potash for agriculture and industry.

Both flotation methods and crystallization methods are used to concentrate potash ore into finished potash products at the Lanigan mill. A simplified process flow diagram is shown in Figure 23. Raw potash ore is processed on surface, and concentrated finished potash products product (near-pure KCl) are sold and shipped to markets in North America and offshore.

Figure 23: Simplified flow diagram for potash flotation and crystallization milling methods used at Lanigan.

Over the past three years, production of finished potash products at Lanigan was:

2012: 1.653 million tonnes finished potash products at 60.87% K2O (average grade)

2013: 2.241 million tonnes finished potash products at 60.83% K2O (average grade)

2014: 1.676 million tonnes finished potash products at 60.94% K2O (average grade)

Over the past decade actual mill recovery rates have been between 75.6% and 85.7%, averaging 81.8%.

Figure 24: Lanigan mill recovery rate over the past 10 years.

Over the 46 year mine life to date (1968 to December 31, 2014), 181.284 million tonnes of potash ore have been mined and hoisted at Lanigan to produce 52.643 million tonnes of finished potash products. The concentration ratio of raw-ore tonnes mined to finished potash products is 3.44 over this time period.

Given the long-term and recent history of actual mill recovery at Lanigan, no fundamental potash milling problems are anticipated in the foreseeable future. Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all PotashCorp minesites and at PotashCorp research facilities. At Lanigan, tests to fine tune basic potash milling and concentration operations are carried out on an ongoing basis.

Infrastructure is in place to meet current and projected requirements for energy, water and process materials at Lanigan (see also Section 5.0).

At present, high-voltage power utilization at the Lanigan Division is 32 MVA. The ten year projection of power utilization indicates that the utility can meet the foreseeable future demand. The Lanigan Division is also served by existing paved roads, rail-lines and natural gas feed. The Lanigan operation requires a sustained fresh water supply for the milling process which is sourced from both a local reservoir called the Dellwood Reservoir and a regional aquifer called the Hatfield Valley Aquifer.

18.0	PROJECT INFRASTRUCTURE

See Section 5.0 (Accessibility, Climate, Local Infrastructure and Physiography).

19.0	MARKET STUDIES AND CONTRACTS

Potash from PotashCorp mines (including Lanigan) has been sold on a continuous basis since mining began in 1968. At present, PotashCorp products are sold in more than 50 countries, to three markets:

1.	Fertilizer, focused on balanced plant nutrition (nitrogen, phosphate, potash)

2.	Feed Supplements, focuses on animal nutrition (mainly phosphate)

3.	Industrial, focused on products for high-grade food, technical and other applications (nitrogen, phosphate, as phosphoric acid, potash)

PotashCorp owns and operates five potash mines in Saskatchewan and one potash mine in New Brunswick, Canada. Over the past three years (2012, 2013 and 2014) PotashCorp had potash sales of 24.680 million tonnes. Historical potash sales data for the past 10 years are plotted in Figures 25 and 26.

Potash is mainly used for fertilizer, which typically makes up approximately 90 percent of the company’s annual potash sales volumes. By helping plants develop strong root systems and retain water, it enhances yields and promotes greater resistance to disease and insects. Because it improves the taste and nutritional value of food, potash is often called the “quality nutrient.” Industrial applications of potash include use in soaps, water softeners, de-icers, drilling muds and food products.

Potash fertilizer is sold primarily as solid granular and standard products. Granular product has a larger and more uniformly shaped particle than standard product and can be easily blended with solid nitrogen and phosphate fertilizers. It is typically used in more advanced agricultural markets such as the US and Brazil.

Major potash consuming countries in Asia and Latin America have little or no indigenous production capability and rely primarily on imports to meet their needs. This is an important difference between potash and the other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, which ensures a globally diversified marketplace.

The most significant exporters are the large producing regions of Canada and the former Soviet Union, which have small domestic requirements.

World consumption of potash fertilizer has grown over the last decade, with the primary growth regions being developing markets in Asia and Latin America. These are countries with expanding crop production requirements, where potash has historically been under-applied and crop yields lag behind those of the developed world. Although temporary pauses can occur in certain markets, the underlying fundamentals of food demand that encourage increased potash application are expected to continue the growth trends in key markets.

Figure 25: PotashCorp potash sales, 2005 to 2014 in million tonnes / year (from PotashCorp Online Financial Reports).

Figure 26: PotashCorp potash net sales, 2005 to 2014 in million USD / year (from PotashCorp Online Financial Reports).

Figure 27: World potash production and demand for 2014 (from PotashCorp Online Reports).

Potash is used on many agricultural commodities. Wheat, rice, corn, oilseed and sugar crops consume over half of the potash used worldwide. Fruits and vegetables are also important users of potash fertilizers, accounting for about 17 percent of the total consumption. The remainder goes to other consumer and industrial crops such as oil palm, rubber, cotton, coffee and cocoa. This diversity means that global potash demand is not tied to the market fundamentals for any single crop or growing region.

Table 4: Primary Potash Market Profile

Country/Region	Growth Rate*	Key Consuming Crops
China	3.7%	Vegetables, rice, fruits, corn
India	1.5%	Rice, wheat, vegetables, sugar crops
Other Asia	3.1%	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	3.0%	Soybeans, sugar crops, corn
North America	-0.3%	Corn, soybeans

  *10-year CAGR for consumption (2004-2014E)

Historically, the major consuming regions of Brazil, China, India and other Asian countries have accounted for approximately two-thirds of total potash consumption. We believe that potash-deficient soils in these major offshore markets provide the opportunity for significant long-term growth in consumption.

Potash shipments have fallen below the long-term trend line since the global economic downturn in 2009 as distributors and farmers acted with more caution and aversion to holding inventories, in addition to the more recent decline in India’s demand due to changes in potash subsidies. However, potash markets rebounded significantly in 2014 supported by stronger and more consistent buying activity as pricing stabilized and dealers looked to replenish low inventories. Demand in all key markets strengthened and raised global shipments for the year to an all-time record of more than 61 million tonnes.

Figure 28: World potash shipments and consumption, 2004 to 2014 (from PotashCorp Online Reports).

Canpotex Limited (Canpotex), the offshore marketing company owned by the three Saskatchewan potash producers, handles all sales, marketing and distribution of Saskatchewan potash, including Lanigan, to markets outside of the US and Canada.

In North America, PotashCorp sells potash to retailers, cooperatives and distributors, who provide storage and application services to farmers, the end-users. Typically, our North American potash sales are larger in the first half of the year. The primary customers for potash fertilizer products for our Lanigan operation are retailers, dealers, cooperatives, distributors and other fertilizer producers who have both distribution and application capabilities.

PotashCorp’s market research group provides management with market information on a regular basis including global agriculture and fertilizer markets, demand and supply in fertilizer markets and general economic conditions that may impact fertilizer sales. These may include specific market studies and analyses on different topics as may be required. This information is reviewed on a regular basis and the author of this report takes this information into account in understanding the markets and the assumptions within this report.

Plans and arrangements for potash mining, mineral processing, product transportation, and product sales are established by PotashCorp and are within industry norms.

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The tailings management strategy at all Saskatchewan potash mines, including Lanigan, is one of sequestering solid mine tailings in a Tailings Management Area (TMA) near the surface plant-site. The Lanigan TMA currently covers an area of approximately 450 hectares (1,112 acres) of land owned by PotashCorp. Solid potash mine tailings typically consist of 85% to 95% rock-salt (NaCl) and 5% to 15% insolubles (i.e. carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays such as chlorite, illite, etc.). Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding subsurface aquifers. In addition, clear salt-brine only (i.e. no silt, clay-slimes, or other waste) is borehole-injected into deep subsurface aquifers (the Cambrian Sands, at approximately 1400m to 1600m below surface, marked in Figure 9). Emissions to air (mostly salt-dust and potash-dust) are kept below regulatory limits through various modern air-pollution abatement systems (e.g. dust-collection systems built into mill processes). This same procedure is followed at all Saskatchewan potash minesites.

In Saskatchewan, all potash tailings management activities are carried out under an Approval to Operate granted by the Saskatchewan Minister of Environment. The Lanigan mine is in compliance with all regulations stipulated by the Environmental Protection Branch of Saskatchewan Ministry of Environment Department (the provincial regulator). The current Lanigan Approval to Operate has been granted from January 30, 2012 through January 30, 2017, the renewal date.

In terms of long-term decommissioning, provincial regulations require that all operating potash mines in Saskatchewan create a long-term decommissioning plan that will result in no impact to soil or vegetation outside the TMA, and once mine operations are complete, removal of all surface facilities within the TMA. PotashCorp has conducted numerous studies of this topic, and the most recent decommissioning and reclamation plan for Lanigan was submitted to Environmental Protection, Saskatchewan Environment technical staff in April, 2006. Because the current expected mine life for Lanigan is many decades into the future, it is not meaningful to come up with detailed engineering designs for decommissioning at present. Instead, decommissioning plans are reviewed every five years, and updated to accommodate new ideas, technological change, incorporation of new data, and adjustments of production forecasts and cost estimates. Any updated decommissioning and reclamation reports generated by this process are submitted to provincial regulatory agencies. For Lanigan, the next decommissioning and reclamation plan is anticipated for 2016.

21.0	CAPITAL AND OPERATING COSTS

The Lanigan mine has been in operation since 1968; in the years immediately preceding this, major capital investment was made to bring this mine into production.

Since then, capital expenditures were made on a regular and ongoing basis to sustain production, and to expand production from time to time. Most recently, mill rehabilitation, mine expansion and hoist improvement projects were completed at Lanigan in 2005 and 2006. The expansion construction was carried out without significant disruption to existing potash production from the site.

22.0	ECONOMIC ANALYSIS

22.1	Fundamentals

The Company conducts ongoing and detailed economic analyses on each of its operations and on all aspects of its business. While PotashCorp considers its operating costs and results on a per mine basis to be competitively sensitive and confidential information, we are confident that the economic analysis conducted routinely for each of our operating potash mines is complete, reasonable and meets industry standards.

On a cash flow basis, our potash segment generated USD $8,302 million in net sales over the past three years (2012, 2013 and 2014) based on sales volume of 24.680 million tonnes of finished potash products. The annual average realized potash price for manufactured products (includes North American and offshore sales) over the past 10 years is plotted in Figure 29.

Over the past three years (2012, 2013 and 2014) the Lanigan mine produced 5.569 million tonnes of finished potash products, accounting for 24.9% of total potash production at PotashCorp over this time period. Lanigan is currently making a positive contribution to the Company’s potash segment.

Given our previous history (including 46 years of mining at the Lanigan operation), recent market conditions and our extensive reserve base, the economic analysis for Lanigan has met PotashCorp’s internal hurdle rates.

Figure 29: Historic annual average realized potash price in USD / tonne (from PotashCorp Online Reports).

22.2	Taxes

Royalties are paid to the Province of Saskatchewan, which holds most of the mineral rights in the Lanigan Potash Mineral Lease. Royalties from non-Crown lands are paid to various free-holders of mineral rights in Saskatchewan. The royalty rate is governed by The Subsurface Mineral Regulations, 1960. The actual amount paid is dependent on selling price, production tonnes and mineral grade.

Municipal taxes are paid based on site property values.

Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983. This tax consists of a base payment and a profit tax, collectively known as the potash production tax. As a resource corporation in the Province of Saskatchewan, PotashCorp is also subject to a resource surcharge that is a percentage of the value of its resource sales (as defined in The Corporation Capital Tax Act of Saskatchewan).

In addition to this, PotashCorp pays federal and provincial income taxes based on corporate profits from all of its operations in Canada.

23.0	ADJACENT PROPERTIES

The PotashCorp Lanigan Crown Mineral Lease KLSA 001A was amended on September 4, 2014 to include certain lands from within Crown Exploration Permits KP 510 and KP 511, both held by Potash Corporation of Saskatchewan Inc. The amended Lease is named KLSA 001B.

PotashCorp Lanigan Crown Mineral Lease KLSA 001B is adjacent to the following Potash Mineral Leases and Potash Exploration Permits issued by the Crown (Figure 30):

-	Potash Mineral Lease:
o	BHP Billiton Canada Inc. 100% KLSA 011
o	BHP Billiton Canada Inc. 100% KL 207

-	Potash Exploration Permit:
o	BHP Billiton Canada Inc. 100%
o	Canada Golden Fortune Potash Corp. 100%
o	Canada Potash Corp. 100%
o	Mosaic Potash Colonsay ULC 100%
o	Yancoal Canada Resource Co., Ltd. 100%

The unissued areas to the west and east of KLSA 001B encompass the portions of KP 510 and KP 511 that PotashCorp opted to exclude from the new Mineral Lease for geological reasons. In general, Potash Mineral Leases are renewed if production is ongoing and the conditions of the Lease Agreement are met. If certain conditions are met, Potash Exploration Permits can be held up to eight years (The Subsurface Mineral Regulations, 1960).

For up-to-date information on Potash Mineral Leases and Potash Exploration Permits, see the Geological Atlas of Saskatchewan, which is available online at the Government of Saskatchewan website.

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Lanigan Crown Lease KLSA 001B
Potash DispositionS (Jan 1, 2015)
BHP BILLITON CANADA INC.
CANADA GOLDEN FORTUNE POTASH CORP. 100%
CANADA POTASH CORP. 100%
MOSAIC POTASH COLONSAY ULC 100%
NORTH ATLANTIC POTASH INC. 100%
POTASH CORPORATION OF SASKATCHEWAN INC. 100%
YANCOAL CANADA RESOURCES CO., LTD. 100%
0 2.5 5 10 15 20 Kilometres

Figure 30: Saskatchewan potash properties adjacent to PotashCorp Lanigan. Lanigan surface plant is marked with a blue circle (data from Geological Atlas of Saskatchewan, 2014).

24.0	OTHER RELEVANT DATA AND INFORMATION

Not applicable.

25.0	INTERPRETATION AND CONCLUSIONS

PotashCorp has a long history of successful potash mining at Lanigan, where potash has been produced for the past 46 years. We believe that the experience gained mining and milling potash for this length of time has produced a reliable body of information about potash mineralization, mining and milling at Lanigan.

In a Saskatchewan potash mine that has been producing for many decades, reduction of mine life through increased production is counter-balanced by development mining into new land parcels, which increases mine life through increasing the potash reserve.

For Lanigan, mine life is estimated by dividing total Reserves (Proven + Probable) of 510 million tonnes by the average annual mining rate (million tonnes of ore hoisted per year). For Lanigan, the mining rate is defined as equal to the actual three-year running average (consecutive, most recent years): the average mining rate over 2012, 2013 and 2014 at Lanigan was 6.210 million tonnes of potash ore mined and hoisted per year. If this mining rate is sustained, and if reserves remain unchanged, then the Lanigan mine life would be 82 years from January 1, 2015.

This estimate of mine life is likely to change as mining advances further into new mining blocks.

26.0	RECOMMENDATIONS

Not applicable for a potash mine that has been in operation since 1968.

27.0	REFERENCES

Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects (2011). Retrieve this and related documents from many websites (e.g. CIM: http://web.cim.org/standards/documents/Block484_Doc111.pdf).

CIM Standing Committee on Reserve Definitions (2010). CIM Definition Standards – For Mineral Resources and Mineral Reserves. Retrieve these and related documents from many websites (e.g. Committee for Mineral Reserves International Reporting Standards, http://www.crirsco.com/national.asp).

Fuzesy, A. (1982). Potash in Saskatchewan (44p). Saskatchewan Industry and Resources Report 181.

Gebhardt, E. (1993). Mine planning and design integration, CIM Bulletin, May, 1993, pp. 41 – 49.

Government of Saskatchewan. Geological Atlas of Saskatchewan. Available online at http://www.economy.gov.sk.ca/geological_atlas.

Government of Saskatchewan. The Subsurface Mineral Regulations, 1960. Available online at http://www.publications.gov.sk.ca.

Jones, P. R. and F. F. Prugger (1982). Underground mining in Saskatchewan potash. Mining Engineering, 34, pp. 1677 – 1683.

McEachern, R. (2008) – Director, PotashCorp Technical Services, Research and Development. Personal communication on density of insoluble minerals which occur in Saskatchewan potash rocks.

PotashCorp Online Financial Review Annual Report (2013) http://www.potashcorp.com/investors/financial_reporting/annual/.

PotashCorp Online Summary Annual Report (2013) http://www.potashcorp.com/investors/financial_reporting/securities_filings/.

Prugger, F. F. and A. F. Prugger (1991). Water problems in Saskatchewan potash mining – what can be learned from them? Bulletin of the Canadian Institute of Mining and Metallurgy (CIM Bulletin), Vol. 84, No. 945, pp. 58 – 66.

Robertson, David S. and Associates (1976). Summary Report on Evaluation of Potash Assets for Potash Corporation of Saskatchewan. Unpublished consultant’s report to Potash Corporation of Saskatchewan Inc..

WebMineral Mineralogy, Mineral Data and Mineral Properties Database (2014).

http://webmineral.com.